[ChoicePoint Inc. Letterhead]

June 1, 2006

Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChoicePoint Inc.

  Form 10-K for the Fiscal Year Ended December 31, 2005

  Filed March 14, 2006

  Form 8-K Filed April 20, 2006

  File No. 001-13069

Dear Mr. Skinner:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated May 18, 2006, concerning the Form 10-K filed by ChoicePoint Inc. (the “Company”) for the fiscal year ended December 31, 2005 (the “Form 10-K”) and the Form 8-K filed by the Company on April 20, 2006 (the “Form 8-K”).

For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis

Comment 1:	We note that you disclose various factors that contributed to the increase in revenue, but only quantify the effect of your various acquisitions. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Response 1:	Section III.D of SEC Release No. 33-6835 notes that Item 303(a) of Regulation S-K requires that Management’s Discussion and Analysis (“MD&A”) include a discussion of the causes of material year-to-year changes in line items in the Company’s financial statements. MD&A included in the Form 10-K provides a discussion of the various factors that contributed to the increase in revenues in both the section entitled Comparison of 2005 with 2004 Consolidated Results and in the section entitled Financial Results by Segment. In these sections of MD&A, the Company disclosed and quantified its revenue from acquisitions both in the aggregate and by segment, which is the single largest cause of the year-to-year

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June 1, 2006

increase in its consolidated revenue from 2004 to 2005. All other material causes of such increase were disclosed but were not quantified. Because revenue from acquisitions accounted for over 60% of the increase in revenue from 2004 to 2005, the Company believes that it has disclosed the most significant cause of the material change in revenue to the extent necessary for an understanding of the Company’s businesses as a whole. However, in future filings, the Company will disclose and quantify all material factors affecting year-to-year changes in revenue, as appropriate, in accordance with Section III.D. of SEC Release No. 33-6835.

Comment 2:	We note that your results of operations discussion is limited to revenue, other operating charges, operating income, interest expense and income taxes. Please explain to us why you have not provided discussion regarding cost of service revenue and selling, general and administrative expenses. In this regard, we note that these line items are material to your operations and had a significant impact on the increase in your operating expenses. See Item 303(A)(3) of Regulation S-K.

Response 2:	The Company did not provide discussion regarding the year-to-year changes in the Company’s cost of service revenue and selling, general and administrative expenses because the Company determined that such discussion would not necessarily provide a better understanding of the Company’s results of operations. The Company’s determination was based primarily on the fact that its cost of service revenue and its selling, general and administrative expenses are directly related to its service revenue. The Company’s cost of service revenue was approximately 52% of revenues in both 2005 and 2004 and sales, general and administrative expense was approximately 22% and 21% of revenues in 2005 and 2004, respectively. In future filings, the Company will identify material changes to material line items and/or material changes in relationships between material line items in the Company’s financial statements from year-to-year. Where appropriate, the Company will disclose and quantify the causes to the extent necessary to gain an understanding of any such material change. In future filings, the Company will also evaluate whether a discussion regarding cost of service revenue and/or selling, general and administrative expenses individually would provide a better understanding of the Company’s results of operations than a discussion of operating income alone.

Form 8-K Filed April 20, 2006

Comment 3:	We note that you disclose several non-GAAP measures including, but not limited to, “EBITDA,” “EBITDA excluding other expenses,” “operating income before other expenses,” “income before income taxes and other expenses,” “net income before other expenses,” “earnings per share - diluted excluding other expenses,” and “effective tax rate excluding the impact of stock option expense.” Given the

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June 1, 2006

form and content of your presentation, your disclosures do not appear consistent with the relevant guidance regarding non-GAAP measures. For example, we believe that the exclusion of any recurring items requires robust disclosures to address the areas noted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). In addition, the number of non-GAAP measures presented and adjustments made to your GAAP results appear to warrant specific, meaningful disclosures that address each individual measure. Please explain to us how you have complied with Regulation G, Item 10(e)(1)(i) of Regulation S-K, Questions 8 and 9 of the FAQ, and Section G of SAB 107 for each non-GAAP measure presented. Alternatively, provide us with a proposed disclosure that addresses these requirements.

Response 3:	As noted in the Company’s response to Comment 4 below, the Company has determined it will discontinue the use of EBITDA and EBITDA before other expenses in its future filings and press releases.

Each of the non-GAAP measures presented in the Company’s press release attached as an exhibit to Form 8-K exclude the effects of the following three items: (1) specific expenses related to the fraudulent data access disclosed in the Company’s periodic filings with the Commission, (2) accelerated depreciation, asset impairment, severance and lease abandonment costs primarily associated with the consolidation of certain technology platforms, and (3) stock option expense under SFAS No. 123 (revised, 2004), “Share-Based Payment” (“SFAS 123R”). Although the Staff indicated that these non-GAAP measures seemed to warrant specific disclosure for each measure, the Company respectfully submits that as the explanations relating to each measure would be exactly the same, a separate discussion related to each measure would be unnecessarily repetitive. However, to the extent that these types of non-GAAP financial measures are disclosed in future filings, the Company proposes to include additional disclosure consistent with the format set forth in Exhibit A to this letter that provides additional disclosure in footnote (e) regarding each such non-GAAP financial measure. In addition, this response provides additional discussion of these items and why the Company believes these non-GAAP financial measures, if accompanied by the additional disclosures in Exhibit A, will comply with the relevant rules, releases and guidance cited in the Staff’s comments.

Fraudulent Data Access

As disclosed in the Company’s previous filings, on September 27, 2004, the Company found evidence of suspicious activity by a few of its small business customers in the Los Angeles area. These customers opened ChoicePoint accounts by using stolen identities and altered documents. As a result of this and other similar incidents previously disclosed in the Company’s filings with the Commission, during 2005, the Company provided notices to over 163,000

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June 1, 2006

consumers that they may have had their personal information improperly accessed and the Company took other actions to assist potentially affected consumers. The Company also became a party to a variety of legal proceedings, including investigations by the Commission, the Federal Trade Commission and a number of state Attorneys General and shareholder and consumer fraud litigation. In 2005, legal expenses and professional fees related to the fraudulent data access totaled $19.3 million. In the first quarter of 2006, expenses related to the fraudulent data access were $0.8 million (as compared to $5.4 million in the first quarter of 2005), and management currently estimates a total expense of between $2 and $4 million for the full year 2006, exclusive of any potential settlements. The Company does not intend to use non-GAAP financial measures adjusted for the fraudulent data access expenses for periods in which such amounts are immaterial, which the Company currently anticipates will be the case for periods beginning after December 31, 2006.

The Company believes that presentation of non-GAAP financial measures that exclude expenses relating to such an unusual event that is significant only to a limited number of periods and then is expected to become immaterial within the near term is consistent with the Staff’s guidance on non-GAAP financial measures. Specifically, Question 8 of the FAQs notes such a financial measure may be acceptable where management “reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” This event was unique from other charges that the Company has reported in the past and other items that management has excluded from its GAAP measures. The Company believes this presentation is important for comparability of prior periods and for investors to have the ability to assess the impact of the fraudulent data access as well as the Company’s operating performance excluding those expenses. In footnote (e) on Exhibit A, management has provided additional disclosure consistent with Question 8 of the FAQs to explain the importance, uses and limitations of non-GAAP financial measures that exclude these expenses.

Costs Associated with the Consolidation of Certain Technology Platforms

The operating charges and the accelerated depreciation related to the consolidation of certain of the Company’s technology platforms were $10.7 million in the first quarter of 2006. A total expense of between $12 and $13 million is expected for the full year 2006, with the majority of the remaining expenses, primarily severance, expected to be recorded in the second quarter of 2006. The Company has not incurred similar charges in the past two years. The centralization of functions and consolidation of technology platforms is expected to be completed during 2006, and the Company does not intend to exclude the effects of this item from non-GAAP financial measures for periods beginning after December 31, 2006. Accordingly, the Company views these as non-recurring charges and thus are not the type of recurring restructuring charges addressed by Question 8 and 9 of the FAQs.

Brad Skinner

June 1, 2006

However, even if one assumed that these charges were recurring, the Company believes that excluding these charges would be consistent with the guidance in Question 8 and 9. Specifically, Question 9 indicates that whether a non-GAAP financial measure may eliminate recurring restructuring charges depends on all of the facts and circumstances of the situation. Question 9 further identifies the following as factors that are relevant in determining whether a non-GAAP financial measure may eliminate recurring restructuring charges: (1) whether there has been a past pattern of restructuring charges, (2) whether there is an articulated demonstration that such charges will not continue, and (3) any special nature of the charges. The Company has not incurred similar charges in the past two years and believes that the time period that it anticipates taking these charges (and excluding them in its non-GAAP financial measures) is very limited. Moreover, the Company intends to include the disclosure of the type described in FAQ 8 in future filings, as reflected in Exhibit A. The Company believes these facts and circumstances support its conclusion (which is consistent with the guidance in Question 9) that it is useful for investors to be able to evaluate the Company’s performance both on the basis of GAAP measures and with measures that exclude these charges.

Stock Option Expense under FAS 123(R)

The Company adopted SFAS No. 123R effective January 1, 2006. The Company uses the modified prospective application under SFAS 123R, which applies to all grants after the effective date and to any unvested portion of grants issued prior to the effective date or implementation date. The modified prospective approach requires that the Company expense over the remaining vesting period the value it previously calculated under the fair value method for stock options granted prior to the adoption of SFAS 123R. Since the Company adopted the modified prospective approach, prior periods were not restated. Management believes that it is useful to provide investors non-GAAP measures related to share-based compensation expense, particularly to facilitate their ability to compare its results with prior periods in which this expense was not recognized.

The Company has complied with SAB 107 with the additional disclosure provided in Exhibit A to this letter. The Company does not intend to use non-GAAP financial measures adjusted for share-based compensation expense after the completion of its 2006 fiscal year, as investors will no longer need the information to assist them with comparing the Company’s operating performance from period to period at such time.

Brad Skinner

June 1, 2006

The Company believes the foregoing response describes how its non-GAAP financial measures, when presented in the format set forth in Exhibit A, will comply with Question 8 and 9 of the FAQ and SAB 107. In addition, the Company believes the following points describe how these disclosures will also be consistent with Regulation G and Item 10(e)(1)(i) of Regulation S-K.

1.	The Company will prominently present the most directly comparable GAAP measures to non-GAAP financial measures throughout the press release.

2.	The Company will provide a tabular reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

3.	Note (e) on Exhibit A will disclose why the Company believes the presentation of the non-GAAP measures provide useful information to investors and any additional material purposes for which the non-GAAP financial measures are used.

Comment 4:	We note that you have identified EBITDA as a measure of performance and reconcile this measure to operating income. Because EBITDA excludes recurring charges, you should consider the answer to Question 8 if you intend to use EBITDA as a performance measure. If you are able to justify such use, EBITDA should be reconciled to net income as presented in the statement of operations under GAAP. Operating income would not be considered the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. See Question 15 of the FAQ.

Response 4:	The Company has determined to discontinue the use of EBITDA and EBITDA before other expenses in its future filings and press releases. However, as the non-GAAP financial measures that the Company plans to continue using during 2006 include net income before other expenses (for which net income is the most directly comparable measure), in future filings the Company will include a reconciliation to net income as is reflected in Exhibit A.

Comment 5:	You indicate that you disclose “EBITDA” and “EBITDA before other expenses” to compare your performance to your competitors. Please explain your basis for this statement. As part of your response, please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by other companies.

Response 5:	As noted in response to Comment 4, the Company has determined to discontinue the use of EBITDA and EBITDA before other expenses in future filings and press releases. Furthermore, the Company will include in future filings and press releases a statement noting that other companies may use different methodologies for calculating their non-GAAP financial measures and, accordingly, the

Brad Skinner

June 1, 2006

Company’s non-GAAP financial measures may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as the Company does.

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (770) 752-4060 with any questions concerning our responses to the Staff’s comments. Also, please note that my fax number has changed to 678-893-9628.

Sincerely yours,

/s/ David E. Trine
David E. Trine Chief Financial Officer

cc:	Christine Davis

Staff Accountant

Mark Kronforst,

Assistant Chief Accountant

J. Michael de Janes

ChoicePoint Inc. General Counsel

Glenn A. Brown

ChoicePoint Inc. Senior Attorney

Alan J. Prince

King & Spalding, LLP, Partner

John D. Wilson

King & Spalding, LLP, Partner

ChoicePoint Inc.

Financial Highlights

(Unaudited)	Three Months Ended March 31,
(Dollars in thousands, except per share data)	2006	2005
Service revenue (a)	$263,144	$252,739
Reimbursable expenses per EITF 01-14 (b)	6,726	6,543

Total revenue	269,870	259,282

Cost of revenue	143,435	131,387
Reimbursable expenses	6,726	6,543
Selling, general and administrative expenses	60,669	54,852
Other operating charges (c)	5,987	5,412

Total costs and expenses	216,817	198,194

Operating income	53,053	61,088
Interest expense	2,205	1,266

Income before income taxes	50,848	59,822
Provision for income taxes	20,239	22,852

Net income	$30,609	$36,970

EPS — diluted	$0.34	$0.40

Weighted average shares — diluted	88,804	92,175

Operating Income	$53,053	$61,088
Depreciation and amortization expense	25,273	18,687

Reconciliation to financial information excluding other expenses (d)

(Unaudited)	Three Months Ended March 31,
(Dollars in thousands, except per share data)	2006	2005
Net income	$30,609	$36,970
Provision for income taxes	20,239	22,852
Interest expense	2,205	1,266

Operating income	53,053	61,088

Add back: other expenses (d):
accelerated depreciation expense	5,463	—
stock option expense	3,537	—
other operating charges (c)	5,987	5,412

Operating income before other expenses (e)	68,040	66,500
Interest expense	2,205	1,266

Income before income taxes & other expenses (e)	65,835	65,234
Provision for income taxes	25,413	24,920

Net income before other expenses (e)	$40,422	$40,314

Effective tax rate — excluding other expenses	38.6%	38.2%
Earnings per share — diluted excluding other expenses	$0.46	$0.44

(a)	Service revenue excludes revenue from reimbursable expenses (see Note (b) below). The Company uses service revenue (also referred to as core revenue) to measure its continuing operations without the effect of reimbursable expenses.
(b)	Reimbursable expenses per Emerging Issues Task Force (“EITF”) 01-14 represent out-of-pocket expenses fully reimbursed by ChoicePoint’s customers and recorded as revenues and expenses in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred”. As these expenses are fully reimbursed, without mark-up, by our customers and in a majority of cases prepaid by the customers, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. In addition, management excludes these expenses from its revenue analysis for operational management and incentive purposes; therefore, we have separately identified these expenses and excluded their impact in our calculations of core revenue, internal revenue growth and operating margins. Other pass-through expenses such as motor vehicle registry fees will continue to be accounted for on a net basis and, as such, excluded from revenues in our financial statements in accordance with generally accepted accounting principles. First quarter pass-through expenses totaled $207.5 million in 2006 and $180.8 million in 2005.

(c)	The Company recorded other operating charges of $6.0 million in the first quarter of 2006. Approximately $0.8 million of the total charge for the quarter ended March 31, 2006 were for legal expenses and other professional fees associated with the fraudulent data access. Additionally, in the first quarter of 2006, the Company recorded other operating charges of $5.2 million primarily related to the centralization of functions and consolidation of technology platforms.

The Company recorded other operating charges of $5.4 million in the first quarter of 2005 representing specific expenses related to the aforementioned fraudulent data access. This 2005 charge included approximately $2.0 million for communications to, and credit reports and credit monitoring for, individuals receiving notice of the fraudulent data access and approximately $3.4 million of legal expenses and other professional fees.

(d)	The Company recorded $5.5 million of accelerated depreciation as a result of the centralization of functions and consolidation of technology platforms during the first quarter of 2006. The Company recorded $3.5 million of additional stock-based compensation expense during the first quarter of 2006 as a result of the adoption of FAS 123(R). Additional other operating charges were recorded during the first quarter of 2006 and 2005 as discussed in Note (c) above. The Company has presented this analysis with and without these items because they represent costs that management excludes in its assessments of operating results of the business.

(e)	To supplement the Company’s consolidated financial statements presented on a GAAP basis, the Company provides the following non-GAAP financial measures: “operating income before other expenses,” “income before income taxes and other expenses,” “net income before other expenses,” “effective tax rate excluding other expenses” and “earnings per share - diluted excluding other expenses”. In each case, these non-GAAP financial measures differ from the equivalent GAAP financial measures in that they exclude the other expenses described in Notes (c) and (d), which include expenses related to the fraudulent data access, accelerated depreciation and other costs relating to the consolidation of technology platforms, stock option expense as a result of FAS 123(R) and other operating charges.

Management uses these non-GAAP financial measures for internal purposes in evaluating and forecasting the Company’s operating performance because they exclude expenses that are not reflective of the Company’s ongoing operating performance and, in the case of expenses related to the fraudulent data access and consolidation of technology platforms, are expected to be limited in duration and decreasing over time. The Company also uses these non-GAAP financial measures in setting bonus targets and targets for other performance-based compensation plans. Management believes these non-GAAP financial measures assist investors in comparing the Company’s results with prior periods in which such expenses were not taken.

These adjusted financial measures should not be considered in isolation or as a substitute for GAAP operating income, income before taxes, net income or earnings per share. In addition, there are limitations associated with the use of these non-GAAP financial measures. For example, expenses associated with items such as the fraudulent data access or consolidation of technology platforms could have a material impact on cash flows or liquidity. These effects are reflected in our GAAP financial statements. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and reconciliations to corresponding GAAP financial measures, provide a more complete understanding of our business. The Company strongly encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Other companies may use different methodologies for calculating their non-GAAP financial measures and, accordingly, the Company’s non-GAAP financial measures may not be comparable to those measures.